Zoom Telephonics, Inc.
207 South Street
Boston MA 02111

January 14, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington DC 20549

Re:           Zoom Telephonics, Inc. (the “Company”)
Request to Withdraw Registration Statement on Form 8-A
Originally Filed November 23, 2015
File No. 001-37649

Ladies and Gentlemen:

The Company hereby requests to withdraw its Registration Statement on Form 8-A filed with the U.S. Securities and Exchange Commission on November 23, 2015 (the “Registration Statement”).  The Company incorrectly filed the Registration Statement under Section 12(b) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

The Company is concurrently filing with the Commission the Registration Statement under Section 12(g) of the Exchange Act.

Sincerely,

/s/Frank B. Manning
Frank B. Manning
President and Chief Executive Officer